Exhibit 1.1

WISeKey Announces Nine Month 2023 Unaudited Revenue of $22.6 Million; Reports a 21% Increase from the Nine Month 2022 Period

WISeKey Charts Path for Revenue Expansion Beyond Cybersecurity and Semiconductors.

ZUG, Switzerland  – October 17 , 2023 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules– WISeKey International Holding Ltd. (“WISeKey”) (SIX: WIHN, NASDAQ: WKEY), a leader in cybersecurity, digital identity, and Internet of Things (IoT) solutions operating as a holding company, today announced nine month 2023 unaudited revenue of $22.6 million, for the period ended September 30, 2023, a 21% increase from the nine month period ended September 30, 2022. The company also ended the period with a strong cash position of $17 million.

"We continue to achieve robust revenue performance in an ever-evolving market," stated Carlos Moreira, CEO of WISeKey. "In just the first three quarters of the year, we have hit record-breaking revenue, boasting double-digit growth in both, our cybersecurity and semiconductor divisions. As we witness a scaling acceleration in pivotal technologies such as post-quantum computing, cloud infrastructure, AI, and security protocols, WISeKey's deep-rooted expertise in networking, complemented by the extensive scope of our portfolio, primes us for future opportunities and successes."

Peter Ward, CFO of WISeKey, highlighted the company's financial health, noting, "Through disciplined operations and strategic execution, in the first nine months of 2023, we have seen significant revenue growth alongside margin improvement and solid cash flow generation. We are set to achieve our anticipated full year 2023 revenue increase of over 20% as compared to full year 2022." This optimistic outlook, backed by tangible fiscal metrics, underscores the company's resilience and the successful execution of its strategic business plan while navigating a complex business environment.

WISeKey has strategically positioned itself by focusing on the rapidly evolving technology sectors through its three verticals While the group's main revenue stream presently flows from its cybersecurity and semiconductor operations, particularly through SEALSQ Corp (NASDAQ: LAES) (“SEALSQ”), significant developments indicate emerging financial potential within its other ventures.

•	SEALSQ leads the pack as the primary revenue generator for WISeKey, cementing its status with a recent Nasdaq listing and a significant private placement boost aimed at enhancing quantum-ready semiconductor production and deployment of several new next generation products, which are expected to generate additional revenue growth in 2024/25. This pivotal move is designed to meet the surging demand for advanced IoT products and tackle the impending challenges posed by quantum computing, a market poised for exponential growth.

Parallel to this, WISeKey's nascent ventures, WISeSat.Space and WISe.ART, though still generating low revenue, are fast-tracking their market presence.

•	WISeSat.Space is making considerable strides in satellite technology, with 17 WISeSat-ready satellites in orbit and strategic agreements with entities like the Fossa System, Swiss Army, PLD Space, and Smart Containers. These agreements not only underscore the subsidiary's innovative approach to satellite communication, but forecast new revenue potential beginning next year. By tapping into high-demand sectors like IoT, telecommunications, and navigation systems, WISeSat.Space is set to revolutionize data utility across various industries.

•	In the digital art space, WISe.ART is capturing the boom in the Digital Art and Token space. . A recent investment nod from Hedera has placed WISe.ART on the fast track to becoming a formidable player in the secure digital transaction realm. This venture represents more than a diversification strategy; it's a forward-thinking move to seize a significant share of the thriving Digital Art marketplace, offering secure creation, sale, and exchange platforms for artists, collectors, and investors.

WISeKey's strategic investments and partnerships across its subsidiaries highlight its commitment to innovation and growth. By maintaining a stronghold in cybersecurity and semiconductors with SEALSQ, while nurturing the latent potential of WISeSat.Space and WISe.ART, WISeKey is not just anticipating the future; it's actively building it. The company's multifaceted approach balances immediate revenue pursuits with investments in future-centric technologies, setting the stage for a robust financial trajectory in the coming years.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat.Space AG which focuses on space technology for secure satellite communication, specifically for IoT applications, and (iv) WISe.ART AG which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FInSa’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.